12012100

KW 3/10

SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seville Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 Mabry Hood Road
(No. and Street)

Knoxville (City) TN (State) 37922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Elliott 865-690-2941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road (Address) Knoxville (City) TN (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/16

OATH OR AFFIRMATION

I, Robert W. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seville Capital, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CARA FOX STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVILLE CAPITAL, INC.

Financial Statements and Supplementary Information

Years Ended December 31, 2011 and 2010

RODEFER MOSS & CO, PLLC

SEVILLE CAPITAL, INC.

Financial Statements and Supplementary Information

Years Ended December 31, 2011 and 2010

SEVILLE CAPITAL, INC.
Financial Statements and Supplementary Information
Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO PLLC

Independent Auditors' Report

Seville Capital, Inc.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of Seville Capital, Inc. (the "Company"), as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seville Capital, Inc., at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 28, 2012

SEVILLE CAPITAL, INC.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
ASSETS		
Current Assets		
Cash	$ -	$ 712
Commissions receivable	859	-
Total current assets	859	712
Total assets	$ 859	$ 712
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Bank overdrafts	$ 160	$ -
Accounts payable	4,831	9,358
Total current liabilities	4,991	9,358
Stockholder's Equity		
Common stock, $50 par value; 2,000 shares authorized, 100 issued and outstanding	5,000	5,000
Additional paid-in capital	38,695	27,445
Accumulated deficit	(47,827)	(41,091)
Total stockholder's deficit	(4,132)	(8,646)
Total liabilities and stockholder's equity	$ 859	$ 712

See notes to financial statements.

SEVILLE CAPITAL, INC.
Statements of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commission revenues	$ 6,927	$ 12,641
Total revenues	6,927	12,641
Operating Expenses		
Commission expenses	2,475	6,650
Legal and professional fees	5,333	6,075
Registration, license and fees	1,138	1,091
Other operating expenses	4,717	916
Total operating expenses	13,663	14,732
Net loss	$ (6,736)	$ (2,091)

See notes to financial statements.

SEVILLE CAPITAL, INC.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2009	$ 5,000	$ 27,445	$ (39,000)	$ (6,555)
Net loss	-	-	(2,091)	(2,091)
Balances at December 31, 2010	5,000	27,445	(41,091)	(8,646)
Capital contribution	-	11,250	-	11,250
Net loss	-	-	(6,736)	(6,736)
Balances at December 31, 2011	$ 5,000	$ 38,695	$ (47,827)	$ (4,132)

See notes to financial statements.

SEVILLE CAPITAL, INC.
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities		
Net loss	$ (6,736)	$ (2,091)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Increase in assets:		
Commissions receivable	(859)	-
Increase (decrease) in liabilities:		
Accounts payable	(4,527)	555
Net cash flows from operating activities	(12,122)	(1,536)
Cash Flows From Financing Activities		
Proceeds from capital contribution	11,250	-
Net cash flows from financing activities	11,250	-
Net change in cash and cash equivalents	(872)	(1,536)
Cash and cash equivalents at the beginning of the year	712	2,248
Cash and cash equivalents at the end of the year	$ (160)	$ 712

See notes to financial statements.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities - Seville Capital, Inc. (the "Company") is an investment advisory firm, registered in the state of Tennessee and is a member of the National Association of Securities Dealers, Inc., ("NASD"). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers investments readily convertible into cash without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents. As of December 31, 2011 the State of Tennessee froze the Company's bank account due to unpaid franchise taxes. Management has accrued approximately $400 related to the unpaid taxes. Management of the Company is in communication with the State of Tennessee to resolve the matter. The State of Tennessee had not released the account back to the Company as of the date of issuance of the financial statements.

Commissions Receivable - Commissions receivable are accrued monthly based on predetermined commission structures with third parties. Commissions are paid in the month following the commission period, typically. Management expects receivables to be collected within 30 days of year end. Management does not believe an allowance for uncollectible commissions is considered necessary as of December 31, 2011.

Accounts Payable - Invoices received by the Company for services rendered are entered into accounts payable upon receipt. Expenses are recorded in the period in which the services were rendered.

Revenue Recognition - Revenue is generated from commissions earned by the Company based on predetermined commission structures with third parties. Commissions are accrued based on the terms of the contracts.

Income Taxes - The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any federal and certain state current and deferred taxable income or loss of the Company is passed through to the shareholder who is responsible for payment of any income taxes thereon.

The Company is not classified as a Subchapter S corporation in certain states, thus related state income taxes are incurred at the corporate level. State income taxes are reported in accordance with accounting principles generally accepted in the United States of America which require the establishment of deferred tax accounts for all temporary differences between book and tax basis apportioned to these states. In addition, deferred tax accounts must be adjusted to reflect new rates if enacted into law.

The Company evaluates its uncertain tax positions using the provisions of accounting principles generally accepted in the United States of America. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Management is of the opinion that there were no uncertain tax positions as of December 31, 2011.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Events - The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2011 for items that should potentially be recognized or disclosed in the financial statements. The evaluation was conducted through February 28, 2012.

NOTE 2 - SUBORDINATED LIABILITIES

At December 31, 2011 and 2010, there were no liabilities which were subordinated to claims of general creditors.

NOTE 3 - RELATED PARTY TRANSACTIONS

A company related to Seville Capital, Inc. by common ownership provides office space, management, and support service to the Company and did not charge these services during December 31, 2011. Management consulting fees of $1,450 and $0 were paid to the related party during the years ended December 31, 2011 and 2010.

Commissions and investment advisory fees paid to the stockholder amounted to $1,025 and $6,550 for the years ending December 31, 2011 and 2010, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company's net capital deficit totaled $9,132 and $13,646, respectively. The Company's net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital was negative 1.17 to 1 and negative 1.08 to 1 at December 31, 2011 and December 31, 2010, respectively. The potential effects of not maintaining the minimum net capital are discussed in Note 5.

NOTE 5 - CONCENTRATIONS AND CONTINGENCIES

The Company was in violation of net capital requirements at various times throughout the year. Penalties for violations of net capital requirements may include suspension of all activities and functions while in violation, monetary sanctions, expulsion of the firm, and/or expulsion of the Financial Principal. These financial statements do not include any provisions for potential penalties or adverse actions against the Company or the Financial Principal by regulatory agencies.

All of the Company's non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under this program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's non-interest bearing balances may again exceed federal insured limits. As of December 31, 2011, the Company had no significant concentrations of credit risk.

SUPPLEMENTARY INFORMATION

SEVILLE CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
Year ended December 31, 2011

Total stockholder's deficit (From Statement of Financial Condition)	$	(4,132)
Nonallowable assets and adjustment		-
Net capital	$	(4,132)
Aggregate indebtedness	$	4,991
Minimum net capital required (Greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Deficit net capital	$	(9,132)
Deficit net capital at 1000%	$	(11,632)
Ratio of aggregate indebtedness to net capital		- 1.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5):

Stockholder's deficit, as reported in unaudited Part IIA of the focus report	$	(4,991)
Adjustment for commission receivable		859
Stockholder's deficit as reported in the statement of financial condition	$	(4,132)

See independent auditors' report.

The Company claims exemption from Rule 15c3-3, based upon section (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control

To the Stockholder
Seville Capital, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Seville Capital, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Seville Capital, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Seville Capital, Inc. including consideration of control activities safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Seville Capital, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Seville Capital, Inc. in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Seville Capital, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Seville Capital, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedure listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Due to the limited number of office personnel within the Company, there is a lack of segregation of duties. This is not unusual in businesses that are the size of the Company, however, management should be constantly aware of this condition and realize that a concentration of duties and responsibilities in a limited number of individuals is no desirable from an accounting perspective and makes the Company more susceptible to management override of controls.

During the course of the audit a significant entry was posted to the general ledger to correct misstatements primarily related to the proper recognition of revenue as required by U.S. generally accepted accounting principles. We recommend implementing procedures to record these revenue entries in accordance with U.S. generally accepted accounting principles prior to closing the financial statements.

Subsequent to year end the client received commission checks for services performed in FYE 2011. Due to the Company's bank account being frozen the client has not yet deposited the checks as of the report date. We recommend implementing procedures to deposit funds in a timely manner in order to reconcile any discrepancies that may occur.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as define above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Seville Capital, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss + Co. PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
February 28, 2012